Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six months ended June 30,
	2013	2012
Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests	$32,912	$23,611
Add:
Distributed income of unconsolidated joint ventures	2,129	466
Amortization of capitalized interest	256	255
Interest expense	25,459	23,372
Portion of rent expense - interest factor	1,018	1,032
Total earnings	61,774	48,736

Fixed charges:
Interest expense	25,459	23,372
Capitalized interest and capitalized amortization of debt issue costs	453	514
Portion of rent expense - interest factor	1,018	1,032
Total fixed charges	$26,930	$24,918

Ratio of earnings to fixed charges	2.3	2.0